Exhibit 8.1

SUBSIDIARIES OF OLINK HOLDING AB (PUBL)

Name	Jurisdiction of Formation / Incorporation
Olink Finance AB	Sweden
Olink OldCo AB	Sweden
Olink Proteomics AB	Sweden
Agrisera Aktiebolag	Sweden
Olink KK	Japan
Olink Biotech (Shanghai) Co., Ltd	China
Olink Proteomics Inc.	Delaware
Olink Proteomics Limited	England & Wales
Olink Proteomics B.V.	The Netherlands
Olink Proteomics GmbH	Germany
Olink Proteomics SAS	France
Olink Proteomics SG Pte. Ltd.	Singapore